UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 16, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ProPhase Labs, Inc.

File No. 000-21617 - CF#34653

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ProPhase Labs, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Appendix to a preliminary proxy statement on Schedule 14A filed on January 31, 2017.

Based on representations by ProPhase Labs, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following appendix will not be released to the public for the time period specified:

Appendix A   through January 6, 2022.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary